EXHIBIT 99.1
Section 13(r) Disclosure

MasterCard has established a risk-based compliance program designed to prevent us from having business dealings with Iran, as well as other prohibited countries, regions, individuals or entities. This includes obligating issuers and acquirers to screen cardholders and merchants, respectively, against the U.S. Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals (“SDN list”).
In our Quarterly Report on Form 10-Q for the three month period ended March 31, 2016, we reported on activities that we learned through our program had occurred during the three months ended March 31, 2016, and the four years ended December 31, 2015. Specifically, we reported transactions that MasterCard had processed resulting from:

•	certain European acquirers having acquired transactions for consular services with Iranian embassies located in Austria, France, Russia and Spain that accepted MasterCard cards; and

•	certain European and Middle East/Asian acquirers having acquired transactions for Iran Air, which accepted MasterCard cards, in Austria, France, Germany, Italy, Spain, Malaysia and Qatar.

As part of our ongoing review of this activity, we identified additional transactions that MasterCard processed in those prior periods related to Iran Air in Germany and Qatar.
For the period covered by this Report, MasterCard processed transactions resulting from:

•	certain European and Latin American acquirers having acquired transactions for consular services with Iranian embassies located in Austria, France, Mexico and Spain that accepted MasterCard cards; and

•	certain European and Middle East/Asian acquirers having acquired transactions for Iran Air, which accepted MasterCard cards, in Austria, France, Malaysia and Qatar.

OFAC regulations and other legal authorities provide exemptions for certain activities involving dealings with Iran. However, Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires us to disclose whether we, or any of our affiliates, have knowingly engaged in certain transactions or dealings involving the Government of Iran or with certain persons or entities found on the SDN list, regardless of whether these dealings constitute a violation of OFAC regulations. We intend to allow our acquirers to continue to engage in these transactions to the extent permitted by law.
We do not calculate net revenues or net profits associated with specific merchants (our customers’ customers). However, we used our fee schedule and the aggregate number and amount of transactions involving the Iranian embassies and Iran Air to estimate the net revenue and net profit we obtained during the three months ended June 30, 2016, the three months ended March 31, 2016, and the four years ended December 31, 2015.  Both the number of transactions and our estimated net revenue and net profits for each of those periods are de minimis.